FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2005


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Canons Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibits 1 and 2 are copies of the press releases issued by Nordic American Tanker Shipping Limited ("NAT" or the "Company") on December 29, 2004 and January 13, 2005, respectively, relating to the announcement of the Company's financial calendar for the first half of 2005 and the exclusive listing of the Company's common shares on the New York Stock Exchange.

Exhibit 1
---------

Nordic American Tanker Shipping Ltd. (NAT) - (NYSE: NAT) (OSE: NAT) Announces Financial Calendar first half of 2005 - dividend/earnings release
---------------------------------------------------------------------------

Hamilton, Bermuda, December 29, 2004 --

The earnings for the fourth quarter 2004 and the dividend for the first quarter 2005 are expected to be announced Wednesday January 26th 2005. Dividend is expected to be paid on or about February 24th 2005 to shareholders of record February 4th 2005.

The earnings for the first quarter 2005 and the dividend for the second quarter 2005 are expected to be announced Tuesday April 26th 2005. Dividend is expected to be paid on or about May 24th 2005 to shareholders of record May 4th 2005.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement and our Annual Report on Form 20-F.


Contacts:
              Scandic American Shipping Ltd
              Manager for
              Nordic American Tanker Shipping Ltd.
              P.O Box 56
              3201 Sandefjord
              Norway
              Tel: + 47 33 42 73 00 E-mail:  info@scandicamerican.com
                                             ------------------------

              Web-site:  www.nat.bm
              Rolf Amundsen
              Chief Financial Officer
              Nordic American Tanker Shipping Ltd.
              Tel: +1 800 601 9079 or + 47 908 26 906
              Herbj0rn Hansson
              Chairman & CEO
              Nordic American Tanker Shipping Ltd.
              Tel:  +1 866 805 9504 or + 47 901 46 291

Exhibit 2
---------

Nordic American Tanker Shipping Ltd. (NAT) - (NYSE: NAT) (OSE: NAT) to be exclusively listed on the New York Stock Exchange.
--------------------------------------------------------------------------

Hamilton, Bermuda, January 13, 2005 --

The common shares of Nordic American Tanker Shipping Ltd. (NAT) will from January 17th be listed on the New York Stock Exchange only.

The Company noted that the delisting in Oslo is a result of small trading volume in Oslo, and the preference of European investors to trade the shares in New York where trading volume and liquidity are good. The delisting in Oslo will save costs, and NAT can concentrate its investor relations efforts in the US market. January 14th will be the last day of the secondary listing on the Oslo Stock Exchange.

NAT owns 4 double hull suezmax tankers built in 1997, and has communicated a growth strategy. In November 2004 NAT successfully raised approximately $113 million in a follow-on offering, and moved its listing from the American Stock Exchange to the NYSE under the ticker symbol NAT.

         CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement and our Annual Report on Form 20-F.


Contacts:
              Scandic American Shipping Ltd
              Manager for
              Nordic American Tanker Shipping Ltd.
              P.O Box 56
              3201 Sandefjord
              Norway
              Tel: + 47 33 42 73 00 E-mail:  info@scandicamerican.com
                                             ------------------------

              Web-site:  www.nat.bm
              Rolf Amundsen
              Chief Financial Officer
              Nordic American Tanker Shipping Ltd.
              Tel: +1 800 601 9079 or + 47 908 26 906
              Herbj0rn Hansson
              Chairman & CEO
              Nordic American Tanker Shipping Ltd.
              Tel:  +1 866 805 9504 or + 47 901 46 291


01318.0002 #540349